SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 2 August 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

IVN and Chalco agree to 30 day bid extension

August 2, 2012

Ivanhoe Mines and Chalco Agree to 30-day Extension

for Proportional Takeover Bid for SouthGobi Resources

References are made to the announcements published by Aluminum Corporation of China Limited (“Chalco”) and Ivanhoe Mines Ltd. (“Ivanhoe”) on April 2, 2012 and July 3, 2012 (Hong Kong Time), respectively. Chalco and Ivanhoe announced today they have agreed to extend by an additional 30 days the time for Chalco to make a proportional takeover bid for up to 60%, but not less than 56%, of the common shares of SouthGobi Resources Ltd. (TSX: SGQ; HK: 1878) at C$8.48 per share. Instead of August 3, 2012, Chalco has now agreed to make a take-over bid on or before September 4, 2012, and thereafter the bid must be taken up after 36 days at the earliest if conditions are all met.

Chalco’s original intended bid was announced on April 2, 2012 and a 30-day extension was announced on July 3, 2012. Ivanhoe has entered into a lock-up agreement with Chalco and has agreed to tender all of its SouthGobi shares to Chalco. With the exception of the additional 30-day extension to the date of launching the bid and the date the bid is expected to be taken up at the latest, all other terms and conditions of the lock-up agreement remain in place.

The proportional offer from Chalco will be made by way of a takeover-bid circular under British Columbia law and will be made to all SouthGobi shareholders.

The proportional offer by Chalco is subject to all statutory and regulatory approvals, including Canadian and Chinese regulatory approvals, and Chalco shareholder approval. On April 25, 2012, Ivanhoe and Chalco confirmed they will cooperate with the Government of Mongolia to ensure any requirements under the country’s new strategic foreign investment legislation are satisfied. In order to do so, additional time is needed to engage with the Mongolian Government and review the terms and conditions of the transaction.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

About Chalco

Chalco is headquartered in Beijing and listed in Shanghai (601600.SH), Hong Kong (2600.HK) and NYSE (ACH.US) as a diversified Aluminum and mining company. Apart from its integrated Aluminum portfolio and the dominant position in China’s Aluminum industry, it has also started to penetrate other growth-oriented mining areas. The Chairman and CEO of Chalco is Mr. Xiong Weiping and Mr. Luo Jianchuan is the President.

For further information, please contact:

Investors Jason Combes Phone: +1 604.648.3920 Email: jasonco@ivancorp.net	Media Tony Shaffer Phone: +1 604.648.3934 Email: tonysh@ivancorp.net

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to statements made with respect to the proportional offer from Chalco.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. Readers are cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 2 August 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal & Corporate Secretary